KevaHealth Inc.



ANNUAL REPORT

251 Little Falls Dr.

Wilmington, DE 19808

(617) 909-1445

https://www.kevahealth.com/

This Annual Report is dated April 26, 2023.

BUSINESS

Acute exacerbation of COPD (AECOPD) related costs are estimated around $4069/year per patient, but costs increase with exacerbation frequency and severity and with the presence of comorbidities. ASTHMA, affects over 26 million Americans; 1 in 12 children and 1 in 13 adults. Annually, there are over 439,000 hospitalizations, 1.7 million emergency department (ED) visits, and 13.8 million missed school days. Asthma is the 3rd highest cause of hospitalizations among children under the age of 15.

We provide a SaaS platform for remote monitoring of patients with respiratory illnesses at their home. Our suite of digital health products include a patient app, physician platform , devices and nursing services. By continuous monitoring of patients, we can avoid unnecessary ER visits and reduce costs. Pulmonologists and Allergists use our product and provide it to their patients.

The Keva Health team is closing the healthcare gaps in chronic care management by engaging the patients in their own medical condition, improving their quality of life, while simultaneously reducing the healthcare economic burden.

We help reduce physician and nurse burden for specialty care.

Founder's daughter has asthma and they wanted to build a solution that can help many patients just like their daughter.

We have own several awards in our journey, Silver award for Business Excellence, MAss Covid Challenge Award and Grant from Mass Tech Innovation

Women owned and BIPOC founder. The Company is in the pre-revenue stage of development.

The IP of the company is owned by the company. A patent was originally filed in the name of the founders but there has since been an assignment agreement assigning the patent to KevaHealth Inc.

"KevaHealth Inc. ("KevaHealth" or the "Company") is a C-Corporation organized under the laws of the state of Delaware formed on 7/28/2020. KevaHealth LLC was formed in 2017 and was formed solely for consulting purposes. They are separate unrelated entities.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 8,200,000

Use of proceeds: Negligible, Founder's Shares

Date: July 28, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

You are viewing KevaHealth's onboarding

Results Of Operations

The Company does not have prior operating history.

How long can the business operate without revenue

We have enough funds to support the business based on our current cash flow for at least 6 months. As mentioned in an earlier section we have personal finances that can support the business without revenue for at least 6 months.

Foreseeable major expenses based on projections

Major expenses to support the business are clinical operations, specifically hiring nursing/medical assistant for monitoring patients, sales personnel to further grow the business and continued R&D investment to build out the solution further and support customers.

Future operational challenges

As we ramp up additional patients, effective onboarding of patients is crucial to the long-term engagement of patients. Our business model involves keeping the patient engaged. This is something we are cognizant of. To mitigate that risk we are hiring our own clinical staff is a crucial part of making this successful for us. The other part is supporting the physician practice to ensure their billing is being done accurately so reimbursement comes through appropriately. To mitigate this we are consulting/contracting with Billing specialists to ensure success. That being said based on history of how billing reimbursement works, this will be an ongoing operational concern that we will be keeping a close eye on.

Future challenges related to capital resources

Beyond the items already stated above, we don't see any additional challenges related to capital resources.
We expect revenue generation from these practices to positively impact our overall cashflow. Maintaining patient volume, and getting patients at the practices we have already signed onboarded and live on the system will be crucial over the coming months. To ensure that we are generating revenue for the onboarded patients.

Future milestones and events

We are in the process of invoicing our onboarded practices.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $35,225.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Owed to: Owners of Company
Amount owed: $128,563.00
Interest rate: 0%
Maturity date:
Material terms: In 2021, the owners of the Company advanced the Company $128,563. There is no interest associated with this advancement and the amount is due on demand. The balance was $128,563 as of December 31st, 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jyotsna Mehta

Jyotsna Mehta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director & Founder

Dates of Service: October, 2017 - Present

Responsibilities: Creating, communicating, and implementing the organization's vision, mission, and overall direction. Leading the development and implementation of the overall organization's strategy. Currently does not take a salary. Received 5,000,000 in options in 2020. We plan to add a small salary for founder Jyotsna Mehta post-completion of the SE raise of $1M. This has been accounted for in our usage of SE funds.

Other business experience in the past three years:

Employer: University of Rhode Island

Title: Adjunct Assistant Professor, Department of Pharmacy Practice

Dates of Service: June, 2016 - Present

Responsibilities: Adjunct Assistant Professor in the department of Pharmacy Practice at the University of Rhode Island.

Other business experience in the past three years:

Employer: John Hopkins University

Title: Advisory Committee Member of Johns Hopkins University

Dates of Service: August, 2018 - Present

Responsibilities: Member of the Scientific Advisory Council, EBTC, John Hopkins University The Evidence-based Toxicology Collaboration at Johns Hopkins Bloomberg School of Public Health (EBTC) is an international collaboration of science, regulatory and industry leaders, united in their vision to improve public health outcomes and reduce human impact on the environment by bringing evidence-based approaches to the safety sciences.

Other business experience in the past three years:

Employer: Sciformix- A Covance Company

Title: Principal Consultant

Dates of Service: October, 2017 - September, 2020

Responsibilities: Sciformix , a Covance Company is a leading scientific knowledge-based organization that provides process, technology and consulting services to the life sciences industry. Primary duties included leading and supporting business development activities for pharmacovigilance for US clients. Provide consulting and support business development for HEOR function.

Other business experience in the past three years:

Employer: Karyopharm Therapeutics Inc.

Title: Senior Director, Head of HEOR

Dates of Service: May, 2019 - April, 2020

Responsibilities: Build and develop the HEOR function for Karyopharm portfolio; Lead and execute HEOR publication strategy and evidence-generation strategy to support clinical and economic value of products before and after launch; Develop and implement Clinical Outcomes Assessment (COA) measurement strategies and plans in support of product labeling, patient access and product differentiation; Develop and validate COA endpoints for integration in clinical studies; analyze and communicate data from clinical trials. Produce COA evidence dossiers for regulatory submissions (e.g. FDA, EMA); Work closely with development, data science, biostatistics, medical affairs, clinical operations, commercial, and market access teams to develop strategies specific to customers and stakeholders in US and Israel; Lead implementation of ePROs for portfolio including training to internal teams; Evaluate relevant health technology assessment (HTA) decisions and apply key learnings to pipeline and marketed products. Develop submissions to various HTA agencies to secure reimbursement; Hire and grow department and manage budget for function; Lead and assist with U.S./EU regulatory and payer/HTA submissions and interactions; Support development and revision of AMCP payer dossiers; Provide epidemiology subject matter expertise including input into orphan drug applications; Present health outcomes research findings at scientific congresses and participate in the development and writing of manuscripts for publication in peer-reviewed journals; Manage relationships with external consultants to ensure timely completion of high quality projects aligned to strategic objectives; Develop relationships with external Key Opinion Leaders and present at external conferences and symposiums on HEOR methodology and methods.

Name: Shail Mehta

Shail Mehta's current primary role is with UKG Inc.. Shail Mehta currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO, Director & Co-Founder

Dates of Service: October, 2017 - Present

Responsibilities: Establish policies, standards, practices, and security measures to assure effective and consistent information and operations. Create a technology vision for the company to stay ahead of competitors. Currently does not take a salary. Received 3,000,000 in options in 2020. Shail works an average of 10 hours per week for KevaHealth Inc.

Other business experience in the past three years:

Employer: UKG Inc.

Title: VP, Engineering

Dates of Service: April, 2015 - Present

Responsibilities: Responsible for leading a global engineering organization to deliver a high-quality and highly performant solution

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Stock

Stockholder Name: Jyotsna Mehta

Amount and nature of Beneficial ownership: 5,000,000

Percent of class: 60.98

Title of class: Common Stock

Stockholder Name: Shail Mehta

Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 36.59

RELATED PARTY TRANSACTIONS

Name of Entity: Jyotsna Mehta

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Bootstrap funding. No interest.

Material Terms: 170K No interest or expected terms at this time.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,012,295 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,200,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Please note, certain holders of Common Stock are subject to the following restrictions on transfer via the Company's Stockholders Agreement. Investors in this Reg. CF offering will not be bound to the terms laid out in the Company's Stockholders Agreement.

Section 2.1. Restrictions on Transfer. Each Stockholder agrees that such Stockholder will not, without the prior written consent of the Board of Directors, Transfer all or any portion of the Shares now owned or hereafter acquired by such Stockholder, except in connection with, and strictly in compliance with the conditions of this Section 2. If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be void ab initio; the Company and the other parties hereto shall have, in addition to any other legal or equitable remedies which they may have, the right to enforce the provisions of this Agreement by actions for specific performance (to the extent permitted by law); and the Company shall have the right to refuse to recognize any Transferee as one of its stockholders for any purpose.

Section 2.3. Right of Refusal.

(1) Upon Proposed Transfer. In the event that a Stockholder desires at any time to Transfer all or any part of such Stockholder's Shares (a "Transferring Stockholder"), the Transferring Stockholder first shall give written notice to the other Stockholders of such Transferring Stockholder's intention to make such Transfer. Such notice shall state the number of Shares 3 which the Transferring Stockholder proposes to Transfer (the "Offered Shares"), the price and the terms at which the proposed Transfer is to be made and the name and address of the proposed Transferee. At any time within 30 days after the receipt of such notice, the other Stockholders or their assigns may elect to purchase all or any portion of the Offered Shares at the price and on the terms contemplated to be offered to the proposed Transferee and specified in the notice (each electing Stockholder or its assigns, a "Participating Stockholder"); provided, however that if there are two or more Participating Stockholders who have elected to purchase a total number of shares in excess of the number of Offered Shares, then each such Participating Stockholder shall have the right to purchase such Offered Shares pro rata based on the number of equity securities owned by each Participating Stockholder. Such Participating Stockholders shall exercise this right by mailing or delivering written notice to the Stockholder proposing to Transfer within the foregoing 30-day period. In the event one or more Stockholders elect to exercise the purchase rights under this Section 2.3, the closing for such purchase shall, in any event, take place within 45 days after the receipt of the initial notice from the Transferring Stockholder. In the event that there are not Participating Stockholders, or in the event that such Participating Stockholders do not pay the full purchase price within such 45-day period, the Transferring Stockholder may, within 60 days thereafter, sell the Offered Shares to the proposed Transferee and at the same price and on the same terms as specified in the original notice. Any Shares purchased by such proposed Transferee shall no longer be subject to the terms of this

Agreement. Any Shares not sold to the proposed Transferee shall remain subject to this Agreement.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties As we add new features/device integrations, they come with risks of failure. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits KevaHealth Inc. was formed on July 28th, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KevaHealth has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KevaHealths platform or service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our patients and companies that utilize our platform. Further, any significant disruption in service on or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Any disruptions of services or cyber-attacks either on our technology provider or on AWS could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

KevaHealth Inc.

By   /s/ *Jyotsna Mehta*

 Name: KevaHealth Inc.

 Title: CEO

Exhibit A

FINANCIAL STATEMENTS

KevaHealth Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
KevaHealth Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter

The Company would like to disclose that the financial statements for 2021 have been restated in the financial statements presented herein. The restatement was made by management after revaluating the criteria for product development capitalization during 2022 for the year of 2021 and determining to take a more conservative approach in expensing the costs to research and development leading to a restatement in the previously reported financial results. The restatement did not have any impact on the company's cash position, liquidity, or overall financial condition. We believe that the restated financial information provides a more accurate representation of the company's financial performance for the period in question.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 7, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	28,745	21,290
Other Receivable	6,480	-
Total Current Assets	35,225	21,290
TOTAL ASSETS	35,225	21,290
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	11,013	1,911
Advances by Owners	170,563	128,563
Total Current Liabilities	181,576	130,474
TOTAL LIABILITIES	181,576	130,474
EQUITY		
Common Stock	20	20
Additional Paid in Capital	21,022	780
Accumulated Deficit	(167,392)	(109,984)
Total Equity	(146,351)	(109,184)
TOTAL LIABILITIES AND EQUITY	35,225	21,290

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	22,178	24,759
General and Administrative	51,164	56,915
Research and Development	22,546	76,710
Total Operating Expenses	95,888	158,384
Operating Income (loss)	(95,888)	(158,384)
Other Income		
Grant Income	38,480	48,400
Total Other Income	38,480	48,400
Provision for Income Tax	-	-
Net Income (loss)	(57,408)	(109,984)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(57,408)	(109,984)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	9,102	1,911
Other Receivables	(6,480)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,622	1,911
Net Cash provided by (used in) Operating Activities	(54,786)	(108,073)
FINANCING ACTIVITIES		
Proceeds from Advances by Owners	42,000	128,563
Proceeds from Common Stock	-	20
Additional Proceeds from Paid-in-Capital	20,242	780
Net Cash provided by (used in) Financing Activities	62,242	129,363
Cash at the beginning of period	21,290	-
Net Cash increase (decrease) for period	7,456	21,290
Cash at end of period	28,745	21,290

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	8,000,000	-	-	-	-
Issuance of Common Stock	200,000	20	-	-	20
Additional Paid in Capital	-	-	780	-	780
Net Income (Loss)	-	-	-	(109,984)	(109,984)
Ending Balance 12/31/2021	8,200,000	20	780	(109,984)	(109,184)
Paid-in Capital	-	-	20,242	-	20,242
Net Income (Loss)	-	-	-	(57,408)	(57,408)
Ending Balance 12/31/2022	8,200,000	20	21,022	(167,392)	(146,351)

KevaHealth Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

KevaHealth Inc. ("the Company") was formed in Delaware on July 28th, 2020. The Company plans to earn revenue using a SaaS platform to deliver a remote monitoring solution to physicians who manage patients with respiratory illnesses. The Company's headquarters are in Lexington, Massachusetts. The Company is primarily focused on the US market but will look for opportunities to expand worldwide in the future.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Grant Income

The Company had grant income of $38,480 in 2022 from the Massachusetts Life Sciences Center as a result of hiring students for work.

Restatement - Product Development

The Company had costs associated with product development during 2021 and 2022 of $76,710 and $22,546, respectively. In 2021, the Company had capitalized these costs, but in 2022, the Company decided to retroactively expense the costs as research and development. The Company has elected to be consistent in the treatment of these costs and in 2022 has elected to expense the product development costs as research and development.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	8,000,000	0.01
Granted	200,000	0.01
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	8,200,000	0.01
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2022	8,200,000	$0.01
Options exercisable, December 31, 2022	8,150,000	$0.01

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	6,666,667	$-
Granted	200,000	$-
Vested	(4,050,000)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	2,816,667	$-
Granted	-	$-
Vested	(2,766,667)	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	50,000	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Massachusetts. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5 – Debt disclosure for details of advances made by owners of the Company.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The owners of the Company advanced the Company funds throughout 2021 and 2022. There is no interest associated with this advancement and the amount is due on demand. The balance was $170,563 as of December 31st, 2022.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$170,563
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The company has authorized 10,000,000 of common shares with a par value of 0.0001 per share. 8,200,000 shares were issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 7, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception, incurred negative working capital and cash flows from operations and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

CERTIFICATION

I, Jyotsna Mehta, Principal Executive Officer of KevaHealth Inc., hereby certify that the financial statements of KevaHealth Inc. included in this Report are true and complete in all material respects.

Jyotsna Mehta

CEO